[Chapman and Cutler LLP Letterhead]

September 25, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments on behalf of the staff of Securities and Exchange Commission (the “Staff”), provided by telephone, regarding the outcome period table (the “Stacker Outcome Period Table”) proposed to be contained in the registration statements filed on Form N-1A (the “Registration Statements”) for Innovator ETFs Trust (the “Trust”) relating to the Innovator Double Stacker ETF – October, the Innovator Double Stacker 9 Buffer ETF – October and the Innovator Triple Stacker ETF – October (each a “Stacker Fund,” and collectively the “Stacker Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1

In supplemental written correspondence to the Staff, please describe why the Stacker Funds believe that disclosing the Stacker Outcome Period Table in the Registration Statements would be beneficial to a shareholder’s understanding of the Funds, consistent with the goals of enhanced investor disclosure already discussed with the Staff.

Response to Comment 1

As described in the Registration Statements, each Stacker Fund seeks to provide investors with investment returns over an Outcome Period that match those of the SPDR S&P 500 ETF Trust (“S&P 500 ETF”), subject to an applicable cap and buffer. This return profile table, which provides for investment performance of an underlying broad-based index, is substantially similar in format and scope to each of the Trust’s existing products in its “Defined Outcome” suite. Each fund in the Defined Outcome suite currently discloses in its current registration statement a table that is similar to the proposed Stacker Outcome Period Table, which identifies the return profile (-100% to +100%) of the applicable fund to its underlying index (each an “Existing Table” and collectively, the “Existing Tables”).

As set forth in the Registration Statements, the Stackers Funds are unique in that they also provide upside exposure, each to a cap, over an Outcome Period to one or more additional broad-based indexes:

●

the Innovator Triple Stacker ETF – October also seeks to provide investors with any positive returns of the Invesco QQQ Trust, Series 1 (“QQQ ETF”) and iShares Russell 2000 ETF (“Russell 2000 ETF”), each up to an upside cap, over an Outcome Period;

●	the Innovator Double Stacker ETF – October also seeks to provide investors with any positive returns of the QQQ ETF up to an upside cap, over an Outcome Period; and

●

the Innovator Double Stacker 9 Buffer ETF also seeks to provide a buffer against the first 9% of S&P 500 ETF Trust losses, over an annual period and any positive returns of the QQQ ETF, up to the upside cap, over an annual period.

The goal in providing the Stackers Outcome Period Table is to demonstrate to investors how, using a numeric illustration, the respective Stackers Fund would perform over an Outcome Period as a result of its exposure to multiple indices. The Stackers Funds believe that using numeric examples, without prediction of future market performance, is an important method of showing investors how the product would function over various performance scenarios.     1 Similar to the Existing Tables, each Stacker Outcome Period Table would serve to complement the narrative disclosure describing the funds and importantly, provide balanced examples of how each Stacker Fund would perform under various market situations. Specifically, the Stacker Outcome Period Table is designed to demonstrate:

●

Multiple Indices in an Outcome Period: Outcome Period performance for each Stacker Fund, unlike other funds in the Defined Outcome Suite, is affected by the performance of multiple indices. The indices may move in opposite directions and at different rates during an Outcome Period. While the Stacker Outcome Period Table cannot show every permutation of Outcomes that is possible with multiple index performance over an Outcome Period, the Funds believe that the Stacker Outcome Period Table would provide a fair and balanced illustration of how the performance each index would affect the Fund performance under a wide range of scenarios over out Outcome Period. In addition, the Stacker Outcome Period helps illustrate the concept of Outcome Period downside exposure for each Stackers Fund being subject only to the S&P 500, despite the Stacker Fund having investment exposure to another index or indices.

●

Performance Subject to Applicable Caps and Buffer: Similar to the Existing Tables, each Stacker Outcome Period Table will illustrate the effect of the applicable caps and buffer to each Stacker Fund. Importantly, the Stacker Outcome Period Table will recognize the effect, under various situations, of multiple individual caps that are applicable to an underlying index exposure. For each Outcome Period, the Stacker Outcome Period Table provides an illustration on how the Stacker Funds operate with individual caps on each underlying index exposure, as well as an aggregate cap for each Stacker Fund.

1

Like other disclosure tables and graphics, the Stacker Outcome Period Table provide investors a static set of illustrations to better understand of the functionality of the Stacker Funds, but is not intended to provide direct correlation to Stacker Fund performance once the Registration Statements are effective and the Funds are listed. Instead, as reviewed with the Staff, the Trust intends to provide investors with a dynamic tool on its website for calculation of comparable performance of the Stacker Fund to the price and the then-current duration of the Defined Outcome Period relative to those same balanced performance outcome scenarios.

Comment 2

Please consider making revisions to the table to make it more understandable for shareholders. For example, please consider adding a narrative explanation of how one or more of the ultimate Outcomes in the table is achieved. Please also define “Leg Performance” in the table, prominently disclose that the index performances are hypothetical and, for the Innovator Double Stacker 9 Buffer ETF – October, add a statement in the footnote describing the impact of fees on the fund’s buffer.

Response to Comment 2

The Funds have revised the tables pursuant to the Staff’s request. An updated example of the table and accompanying for the Innovator Triple Stacker ETF – October is set forth on Exhibit A hereto.

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Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney

cc:	Morrison C. Warren; Chapman and Cutler LLP Innovator ETFs Trust

EXHIBIT A

The following table contains hypothetical examples designed to illustrate the Outcomes the Fund seeks to provide over an Outcome Period, based upon the performance of the S&P 500 ETF from -100% to 100% and using corresponding examples of performance of the other Underlying ETFs. The table is provided for illustrative purposes and does not provide every possible performance scenario for Shares over the course of an Outcome Period.  There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The performance examples of the QQQ ETF and Russell 2000 ETF that correspond to each S&P 500 ETF performance example are hypothetical and are provided solely as illustrations of the Fund’s performance when the three Underlying ETFs perform at various levels over an Outcome Period and does not purport to be representative of how each Underlying ETF will in fact perform in relation to each other. The table is not intended to predict or project the performance of the Underlying ETFs, FLEX Options or the Fund. Shareholders should not take this information as an assurance of the expected performance of any of the Underlying ETFs or return on the Fund’s Shares. The actual overall performance of the Fund during an Outcome Period will vary with fluctuations in the value of the FLEX Options during the Outcome Period, among other factors. Please refer to the Fund’s website, www.innovatoretfs.com/tsoc, which provides updated information relating to this table on a daily basis throughout the Outcome Period.

Innovator Triple Stacker ETF – October [18]% Cumulative Fund Cap ([6]% Underlying ETF Caps)

SPY Price Performance	(100)%	(50)%	(20)%	(10)%	(5)%	0%	5%	10%	15%	20%	50%	100%
QQQ Price Performance	(100)%	(60)%	(35)%	(15)%	(15)%	5%	15%	15%	30%	35%	60%	100%
IWM Price Performance	(100)%	(60)%	(30)%	(5)%	10%	(5)%	(10)%	5%	25%	30%	60%	100%
Innovator Triple Stacker ETF – October Performance[1]	(100)%	(50)%	(20)%	(10)%	1%	5%	11%	17%	[18]%*	[18]%*	[18]%*	[18]%*
SPY Leg Performance[2]	(100)%	(50)%	(20)%	(10)%	(5)%	0%	5%	[6]%	[6]%	[6]%	[6]%	[6]%
QQQ Leg Performance[2]	0%	0%	0%	0%	0%	5%	[6]%	[6]%	[6]%	[6]%	[6]%	[6]%
IWM Leg Performance[2]	0%	0%	0%	0%	6%	0%	0%	5%	[6]%	[6]%	[6]%	[6]%

*  The Cumulative Fund Cap is set on the first day of the Outcome Period and is [18.00]% prior to taking into account any fees or expenses charged to shareholders.  When the Fund’s annual Fund management fee of 0.79% of the Fund’s average daily net assets is taken into account, the Cumulative Fund Cap is [17.21]%.

[1]  The performance of the Fund over the Outcome Period is the result of the Fund providing returns that match the S&P 500 ETF and any gains experienced by the QQQ ETF and Russell 2000 ETF. However, the Fund will not participate in any losses experienced by the QQQ ETF or Russell 2000 ETF over the duration of an Outcome Period. For example, if hypothetically the S&P 500 ETF’s share price decreases by 5%, the QQQ ETF’s share price decreases by 15% and the Russell 2000 ETF’s share price increases by 10% over the duration of an Outcome Period, the Fund will participate in the losses of the S&P 500 ETF and the gains of the Russell 2000 ETF, but not the losses of the QQQ ETF, which would result in a net Fund gain of 1% over the duration of the Outcome Period.

[2]  The “Leg Performance” represents the effect of the respective Underlying ETF’s performance on the performance of the Fund for an Outcome Period.